UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29110 / January 12, 2010

In the Matter of	)
	)
Investools Inc.	)
13947 S. Minuteman Dr.	)
Draper, UT 84020	)
	)
Amerivest Investment Management, LLC	)
1005 North Ameritrade Place	)
Bellevue, NE 68005	)
	)
TDAM USA Inc.	)
161 Bay Street	)
35th Floor, TD Canada Trust Tower	)
Toronto, Ontario	)
Canada M5J 2T2	)
	)
(812-13728)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Investools Inc. ("Investools"), Amerivest Investment Management, LLC, and TDAM USA Inc.
(collectively, "Applicants") filed an application on December 11, 2009, and amendments to the
application on December 11, 2009 and December 16, 2009, requesting temporary and permanent
orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants
and any other company of which Investools is or hereafter becomes an affiliated person within
the meaning of section 2(a)(3) of the Act (together with Applicants, "Covered Persons") from
section 9(a) of the Act with respect to an injunction entered by the United States District Court
for the District of Columbia on December 16, 2009.

On December 16, 2009, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section 9(a)
of the Act from December 16, 2009 until the Commission takes final action on the application
for a permanent order (Investment Company Act Release No. 29093). The notice gave interested
persons an opportunity to request a hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by Investools et al. (File No. 812-13728), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the District of Columbia on December 16, 2009.

By the Commission.

Elizabeth M. Murphy
Secretary